SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       Meridian Medical Technologies, Inc.
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                                (Name of Issuer)
                                  Common Stock


                          COMMON STOCK, $.010 par value
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                         (Title of Class of Securities)

                                   589658103
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                                 (CUSIP Number)


              Robert G. Foster, 4 Milk Street, Portland, ME 04101
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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                                  April 5, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of   Pages

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CUSIP No.                      13D                  Page   of   Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              Robert G. Foster

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*


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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION                 United States


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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                 48,541
                                ------------------------------------------------
                                         8          SHARED VOTING POWER

                                                         466,015
                                ------------------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                         48,541
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                         466,015
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               514,556*
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]


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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.18%
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     14        TYPE OF REPORTING PERSON*

               IN* Beneficial ownership of all but
               74,609 shares expressly disclaimed
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

ITEM 1. SECURITY AND ISSUER. The class of securities to which this Schedule relates is Common Stock, $.10 par value of Meridian Medical Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

                                    Meridian Medical Technologies, Inc.
                                    10240 Old Columbia Road
                                    Columbia, Maryland 21046


ITEM  2. IDENTITY AND BACKGROUND.

     (a)  The reporting person's name is Robert G. Foster.


     (b) The reporting person's business address is 4 Milk Street, Portland, ME 04101.

     (c) The reporting person's principal occupation is President of Commonwealth BioVentures, Inc. ("CBI"), a Massachusetts corporation and general partner of BioVenture Partners Limited Partnership ("BPLP"), a Delaware limited partnership that is the general partner and manager of two Delaware limited partnerships, Commonwealth BioVentures IV Limited Partnership ("Fund IV"), and Commonwealth BioVentures V Limited Partnership ("Fund V"), which are venture capital limited partnerships. The address for the above listed entities is:

                                  4 Milk Street
                               Portland, ME 04101


     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) The reporting person is a citizen of the United States of America. ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. This item is not applicable to the reporting person.

ITEM 4. PURPOSE OF TRANSACTION. This item is not applicable to the reporting person.

ITEM 5. INTEREST IN  SECURITIES  OF THE ISSUER.

     (a) The number of securities of the Issuer which the reporting person may be deemed to beneficially own is 514,556. Of those, 203,471 represent securities which the reporting person may be deemed to have the right to acquire within 60 days. This aggregate represents approximately 17.18% of the Issuer's outstanding class of such securities. The reporting person expressly disclaims beneficial ownership of all securities reported in this Schedule except for 74,609 shares.

     (b) The reporting person has the sole power to vote and the sole power to dispose of 48,541 shares of the Issuer's securities. By virtue of his position as President of CBI, who in turn is the general partner of BPLP, who in turn is the general partner of Fund IV and V, the reporting person may be deemed to share the power to vote and share the power to dispose of the following common stock of the Issuer with the entities so indicated: (i) 120, 382 shares with CBI, BPLP and Fund IV and (ii) 319,565 shares with CBI, BPLP and Fund V. In addition, the reporting person may be deemed to share the power to vote and the power to dispose of (iii) 21,068 shares (13,448 of which may be acquired within sixty days) of the Issurer's Common Stock with his wife, as joint owners and
(iv) 5,000 shares (800 of which may be acquired within sixty days) with the Commonwealth BioVentures, Inc. Profit Sharing Plan and Trust held for the benefit of the reporting person. Thus, the aggregate number of shares of the Issuer's Common Stock which the reporting person may be deemed to share voting and dispositive power is 466,015 shares. However, the reporting person expressly disclaims beneficial ownership of all but 74,609 shares of the Issuer's Common Stock.

          The business address of CBI, BPLP, and Fund IV and V is 4 Milk Street, Portland, ME 04101. Fund IV and V are venture capital funds; BPLP is the general partner of Fund IV and V; and CBI is the general partner of CBI. Within the last five years, neither CBI, BPLP, Fund IV or V have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Fund IV sold 20,000 shares of the Issuer's Common Stock in a public sale between April 5, 1999 and April 19, 1999. Specifically, Fund IV sold 100 shares on April 5, 1999 at $5.25 per share; 3,700 shares on April 6, 1999 at $5.00 per share; 3,000 shares on April 9, 1999 at $4.50 per share; 8,200 shares on April 15, 1999 at $4.0076 per share; 2,000 shares on April 16, 1999 at $4.00 per share; and 3,000 shares on April 19, 1999 at $4.00 per share.

          Fund V sold 20,000 shares of the Issuer's Common Stock in a public sale between April 12, 1999 and April 19, 1999. Specifically, Fund V sold 3,300 shares on April 12, 1999 at $4.125 per share; 10,000 shares on April 14, 1999 at $4.00 per share; and 6,700 shares on April 19, 1999 at $4.00 per share.

     (d)  Not applicable.


     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. This item is not applicable to the reporting person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. This item is not applicable to the reporting person.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        5/14/99                                         /s/ Robert G. Foster
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         Date                                              Robert G. Foster